As filed with the Securities and Exchange Commission on December 18, 2019

Registration No. 333-232556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)

FS KKR Capital Corp. II

(Exact Name of Registrant as Specified in Charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(Address of Principal Executive Offices)

(215) 495-1150

(Area Code and Telephone Number)

Michael C. Forman

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name and Address of Agent for Service)

Copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

Fax: (215) 994-2222

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

Calculation of Registration Fee Under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, $0.001 par value per share	375,000,000 shares	N/A	$2,647,331,248.46	$320,856.55

(1)

The number of shares to be registered represents the maximum number of shares of the Registrant’s common stock estimated to be issuable in connection with the merger agreement described in the enclosed document. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.
(3)	Based on a rate of $121.20 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-232556) of FS KKR Capital Corp. II (formerly known as FS Investment Corporation II) (“FSK II,” and such Registration Statement, as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 15 and Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the U.S. Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 15. Indemnification.

Limitation on Liability

The Second Articles of Amendment and Restatement of FSK II (the “FSK II Charter”) limits the personal liability of FSK II’s directors and officers to the corporation and its stockholders for money damages to the maximum extent permitted by Maryland law. Maryland law permits a Maryland corporation to include in its charter a provision expanding or limiting the liability of its directors and officers to the corporation and its stockholders for money damages, but a corporation may not include any provision that restricts or limits the liability of directors or officers to the corporation or its stockholders:

(a)	to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services; or

(b)

to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the request of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The FSK II Charter provides that the limitation of directors’ and officers’ liability, is subject to any applicable limitations of the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, FSK II maintains director’s and officer’s liability insurance.

Indemnification

Under the Maryland General Corporation Law (the “MGCL”), a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at its request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the corporation. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or bylaws, a resolution of the corporation’s board of directors or an agreement approved by the corporation’s board of directors to which the corporation is a party expressly provides otherwise.

The FSK II Charter permits FSK II to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who (a) is a present or former director or officer of FSK II and who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity, or (b) while a director or officer of FSK II and at FSK II’s request, serves or has served as a director, officer, partner, member, manager or trustee of any corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity and from and against any claim or liability to which such person may become subject or such person may incur, in each case to the fullest extent permitted by Maryland law and the 1940 Act. The FSK II Charter provides that the provision of indemnification is subject to any applicable limitations of the 1940 Act.

The Third Amended and Restated Bylaws of FSK II, as amended (the “FSK II Bylaws”) obligate FSK II to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who (a) is a present or former director or officer of FSK II and who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity, or (b) while a director or officer of FSK II and at FSK II’s request, serves or has served as a director, officer, partner, member, manager or trustee of any corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity and from and against any claim or liability to which such person may become subject or such person may incur, in each case to the fullest extent permitted by Maryland law and the 1940 Act. The FSK II Charter and bylaws also permit FSK II to provide such indemnification and advancement for expenses to a person who served a predecessor of FSK II in any of the capacities described in (a) or (b) above and to any employee or agent of FSK II or a predecessor of FSK II. In accordance with the 1940 Act, FSK II will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The amended and rested investment advisory agreement (the “FSK II Investment Advisory Agreement”) between FSK II and FS/KKR Advisor, LLC (the “Advisor”) provides that the Advisor (and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with, or acting on behalf of, the Advisor) shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Advisor, and the Advisor shall be held harmless for any loss or liability suffered by FSK II, arising out of the performance of any of its duties or obligations under the FSK II Investment Advisory Agreement or otherwise as FSK II’s investment adviser; provided, however, that the Advisor cannot be indemnified for any liability arising out of willful misfeasance, bad faith, or negligence in the performance of the Advisor’s duties or by reason of the reckless disregard of the Advisor’s duties and obligations under the FSK II Investment Advisory Agreement.

Insofar as indemnification for liability arising under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of FSK II pursuant to the foregoing provisions, or otherwise, FSK II has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FSK II of expenses incurred or paid by a director, officer or controlling person of FSK II in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, FSK II will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)(a)	Second Articles of Amendment and Restatement of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 18, 2019)

(1)(b)	Articles Supplementary of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 1, 2017.)

(1)(c)	Articles Supplementary of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 13, 2017.)

(1)(d)	Articles of Amendment of the Registrant. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on December 18, 2019.)

(1)(e)	Articles of Amendment of the Registrant. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed on December 18, 2019.)

(2)(a)	Third Amended and Restated Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on June 13, 2017.)

(2)(b)	Amendment No. 1 to the Third Amended and Restated Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 3, 2019.)

(3)	Not applicable.

(4)	Agreement and Plan of Merger, dated as of May 31, 2019 by and among the Registrant, FS Investment Corporation III, Corporate Capital Trust II, FS Investment Corporation IV, NT Acquisition 1 Trust, Inc., NT Acquisition 2, Inc., NT Acquisition 3, Inc. and FS/KKR Advisor, LLC. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on June 3, 2019.)

(5)	Not applicable.

Amended and Restated Investment Advisory Agreement, dated as of December 18, 2019, by and between FS KKR Capital Corp. II and FS/KKR Advisor, LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 18, 2019.)

(7)	Not applicable.

(8)	Not applicable.

(9)	Custodian Agreement, dated as of February 8, 2012, by and between the Registrant and State Street Bank and Trust Company. (Incorporated by reference to Exhibit (j)9 filed with the Registrant’s Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 filed on February 10, 2012.)

(10)	Not applicable.

(11)	Opinion and Consent of Miles & Stockbridge P.C. (Incorporated by reference to Exhibit (11) to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on July 3, 2019.)

(12)(a)	Opinion and Consent of Dechert LLP (FS Investment Corporation III).*

(12)(b)	Opinion and Consent of Dechert LLP (FS Investment Corporation IV).*

(12)(c)	Opinion and Consent of Dechert LLP (Corporate Capital Trust II).*

(13)(a)	Amended and Restated Credit Agreement, dated as of May 29, 2015, by and among Cooper River LLC, as borrower, Citibank, N.A., as administrative agent, Citibank, N.A. acting through its Agency and Trust division, as collateral custodian and collateral agent, each of the lenders from time to time party thereto and Virtus Group, LP, as collateral administrator. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 4, 2015.)

(13)(b)	Second Amendment, dated as of June 1, 2018, by and among Cooper River LLC, as borrower, Citibank, N.A., as administrative agent, Citibank, N.A. acting through its Agency and Trust division, as collateral custodian and collateral agent, each of the lenders from time to time party thereto and Virtus Group, LP, as collateral administrator. (Incorporated by reference to Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed on August 14, 2018.)

(13)(c)	Third Amendment, dated as of July 30, 2018, by and among Cooper River LLC, as borrower, Citibank, N.A., as administrative agent, Citibank, N.A. acting through its Agency and Trust division, as collateral custodian and collateral agent, each of the lenders from time to time party thereto and Virtus Group, LP, as collateral administrator. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed on November 14, 2018.)

(13)(d)	Fourth Amendment, dated as of September 10, 2018, by and among Cooper River LLC, as borrower, Citibank, N.A., as administrative agent, Citibank, N.A. acting through its Agency and Trust division, as collateral custodian and collateral agent, each of the lenders from time to time party thereto and Virtus Group, LP, as collateral administrator. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed on November 14, 2018.)

(13)(e)	Fifth Amendment, dated as of November 30, 2018, by and among Cooper River LLC, as borrower, Citibank, N.A., as administrative agent, Citibank, N.A. acting through its Agency and Trust division, as collateral custodian and collateral agent, each of the lenders from time to time party thereto and Virtus Group, LP, as collateral administrator. (Incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 19, 2019.)

(13)(f)	Loan Financing and Servicing Agreement, dated as of February 20, 2014, by and among Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on February 25, 2014.)

(13)(g)	Amendment No. 1 to Loan Financing and Servicing Agreement, dated as of January 12, 2015, by and among Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K filed on March 25, 2016.)

(13)(h)	Amendment No. 2 to Loan Financing and Servicing Agreement, dated as of February 3, 2015, by and among Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K filed on March 25, 2016.)

(13)(i)	Amendment No. 3 to Loan Financing and Servicing Agreement, dated as of May 7, 2015, by and among Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K filed on March 25, 2016.)

(13)(j)	Amendment No. 4 to Loan Financing and Servicing Agreement, dated as of October 8, 2015, by and among Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K filed on March 25, 2016.)

(13)(k)	Amendment No. 6 to Loan Financing and Servicing Agreement, dated as of August 19, 2016, by and among Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 22, 2016.)

(13)(l)	Amendment No. 7 to Loan Financing and Servicing Agreement, dated as of February 15, 2019, by and among Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 19, 2019.)

(13)(m)	Omnibus Amendment, dated as of February 20, 2019, between Darby Creek LLC, as borrower, Deutsche Bank AG, New York Branch, as facility agent, each lender party thereto, each agent party thereto, and Wells Fargo Bank, National Association, as collateral agent and collateral custodian. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 25, 2019.)

(13)(n)	Loan Agreement, dated as of November 14, 2014, by and among Juniata River LLC, as borrower, JPMorgan Chase Bank, National Association, as administrative agent and lender, Citibank, N.A., as collateral agent and Virtus Group, LP as collateral administrator. (Incorporated by reference to Exhibit 10.51 to the Registrant’s Annual Report on Form 10-K filed on March 18, 2015.)

(13)(o)	Amendment No. 1 to Loan Agreement, dated as of October 11, 2016, by and among Juniata River LLC, as borrower, JPMorgan Chase Bank, National Association, as administrative agent and lender, Citibank, N.A., as collateral agent and Virtus Group, LP as collateral administrator. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 13, 2016.)

(13)(p)	Amended and Restated Loan and Security Agreement, dated as of March 13, 2019, by and between Juniata River LLC, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, the lenders party thereto, and Wells Fargo Bank, National Association, as collateral administrator, collateral agent and securities intermediary. (Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 19, 2019.)

(13)(q)	First Amendment to Amended and Restated Loan Agreement, dated as of October 11, 2019, among Juniata River LLC, JPMorgan Chase Bank, National Association, as lender and Administrative Agent, Wells Fargo Bank, National Association, as Collateral Agent, Collateral Administrator and Securities Intermediary, and FS Investment Corporation II, as Investment Manager. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 15, 2019.)

(13)(r)	Credit Agreement, dated as of May 15, 2017, among Green Creek LLC, Goldman Sachs Bank USA, as lender, sole lead arranger and administrative agent, Citibank, N.A., as collateral agent, and Virtus Group, LP, as collateral administrator. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 16, 2017.)

(13)(s)	Senior Secured Revolving Credit Agreement, dated as of August 9, 2018, among Corporate Capital Trust, Inc., FS Investment Corporation, the Registrant, FS Investment Corporation III, each other person designated as a “borrower” thereunder pursuant to section 9.19 thereof, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and ING Capital LLC, as collateral agent. (Incorporated by reference to Exhibit 10.56 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed on August 14, 2018.)

(13)(t)	Commitment Increase Agreement, dated as of November 8, 2018, among BNP Paribas, Corporate Capital Trust, Inc., FS Investment Corporation, the Registrant, FS Investment Corporation III, JPMorgan Chase Bank, N.A., Bank of Montreal, Suntrust Bank, and ING Capital LLC. (Incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 19, 2019.)

(13)(u)	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 7, 2019, by and among FS KKR Capital Corp., FS Investment Corporation II, and FS Investment Corporation III, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, ING Capital LLC, as collateral agent, and the lenders, documentation agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 13, 2019.)

(13)(v)	Commitment Increase Agreement, dated as of November 8, 2018, among U.S. Bank National Association, Corporate Capital Trust, Inc., FS Investment Corporation, the Registrant, FS Investment Corporation III, JPMorgan Chase Bank, N.A., Bank of Montreal, Suntrust Bank, and ING Capital LLC. (Incorporated by reference to Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 19, 2019.)

(13)(w)	Administration Agreement, dated as of December 18, 2019, by and between FS KKR Capital Corp. II and FS/KKR Advisor, LLC. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 18, 2019.)

13(x)	Loan and Servicing Agreement, dated as of November 22, 2019, by and among Meadowbrook Run LLC, as borrower, Morgan Stanley Senior Funding, Inc., as administrative agent, Wells Fargo Bank, N.A., as collateral agent, account bank and collateral custodian, and the lenders from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 29, 2019.)

(14)(a)	Consent of Deloitte and Touche LLP (Corporate Capital Trust II). (Incorporated by reference to Exhibit 14(a) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(14)(b)	Report of Deloitte & Touche LLP (Corporate Capital Trust II). (Incorporated by reference to Exhibit 14(b) to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on July 3, 2019.)

(14)(c)	Consent of RSM US LLP (FS Investment Corporation II). (Incorporated by reference to Exhibit 14(c) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(14)(d)	Report of RSM US LLP (FS Investment Corporation II). (Incorporated by reference to Exhibit 14(d) to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on July 3, 2019.)

(14)(e)	Consent of RSM US LLP (FS Investment Corporation III). (Incorporated by reference to Exhibit 14(e) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(14)(f)	Report of RSM US LLP (FS Investment Corporation III). (Incorporated by reference to Exhibit 14(f) to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on July 3, 2019.)

(14)(g)	Consent of RSM US LLP (FS Investment Corporation IV). (Incorporated by reference to Exhibit 14(g) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(14)(h)	Report of RSM US LLP (FS Investment Corporation IV). (Incorporated by reference to Exhibit 14(h) to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on July 3, 2019.)

(15)	Not applicable.

(16)(a)	Power of Attorney. (Incorporated by reference to the signature page to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on July 3, 2019.)

(16)(b)	Power of Attorney. (Incorporated by reference to Exhibit 16(b) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(17)(a)	Form of Proxy Card of the Registrant. (Incorporated by reference to Exhibit 17(a) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(17)(b)	Form of Proxy Card of Corporate Capital Trust II. (Incorporated by reference to Exhibit 17(b) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(17)(c)	Form of Proxy Card of FS Investment Corporation III. (Incorporated by reference to Exhibit 17(c) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

(17)(d)	Form of Proxy Card of FS Investment Corporation IV. (Incorporated by reference to Exhibit 17(d) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-232556) filed on August 8, 2019.)

*	Filed herewith.

Item 17. Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 18th day of December, 2019.

FS KKR CAPITAL CORP. II

By:	/s/ Michael C. Forman Michael C. Forman Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE

/s/ Michael C. Forman Michael C. Forman	Chief Executive Officer and Director (Principal executive officer)	December 18, 2019

/s/ Steven Lilly Steven Lilly	Chief Financial Officer (Principal financial officer)	December 18, 2019

/s/ William Goebel William Goebel	Chief Accounting Officer (Principal accounting officer)	December 18, 2019

* Todd Builione	Director	December 18, 2019

* Barbara Adams	Director	December 18, 2019

* Brian R. Ford	Director	December 18, 2019

* Richard Goldstein	Director	December 18, 2019

* Michael J. Hagan	Director	December 18, 2019

* Jeffrey K. Harrow	Director	December 18, 2019

* Jerel A. Hopkins	Director	December 18, 2019

* James H. Kropp	Director	December 18, 2019

*By:	/s/ Michael C. Forman
Attorney-in-Fact